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                 June 12, 2020

       Petros Panagiotidis
       Chairman, Chief Executive Officer, and Chief Financial Officer Castor Maritime Inc.
       223 Christodoulou Chatzipavlou Street
       Hawaii Royal Gardens
       3036 Limassol, Cyprus

                                                        Re: Castor Maritime
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 5, 2020
                                                            File No. 333-238990

       Dear Mr. Panagiotidis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Edward Horton, Esq.